SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: January 22, 2002



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     /X/ Form 20-F                      /_/  Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     /_/ Yes                            /X/  No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                   This Form 6-K consists of a press release issued by Biora AB on January 21, 2002, confirming the voluntary delisting from the NASDAQ National Market and the commencement of trading of Biora's American Depositary Shares on the Over-the-Counter Market on February 1, 2002.







                          Press release from Biora AB (publ), January 21, 2002

No 2/02                                                  FOR IMMEDIATE RELEASE

BIORA TO DELIST FROM NASDAQ ON JANUARY 31 AND COMMENCE TRADING ON THE OTC
MARKET

Biora AB will delist its American Depositary Shares ("ADRs") from the NASDAQ National Market on Thursday January 31, 2002. Starting Friday February 1, 2002, Biora's ADRs will be quoted on the Over-the-Counter ("OTC") Market with bid and ask prices published and distributed by Pink Sheets LLC.

As previously announced on November 7th in Biora's Report for the First Nine Months 2001, the principal reason for the voluntary delisting is that the company does not comply with NASDAQ's new quantitative listing standards in regards to the minimum equity requirements which became effective June 29, 2001. Biora has determined that it will not be in a position to qualify for continued listing under the NASDAQ Marketplace Rules prior to the end of the grace period at the end of November 2002.

Biora AB remains a registrant under the U.S. Securities Exchange Act of 1934 and will therefore continue to file its annual report and quarterly financial reports with the U.S. Securities and Exchange Commission.

The company's ordinary shares listed on the "O-list" of the Stockholm Stock Exchange are not affected by the NASDAQ delisting.


Biora develops manufactures and sells biology-based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

----------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-    Kerstin Palsson, Chief Financial Officer, Biora +46-40-32 13 56
-    Donna Janson, President and CEO of Biora, tel: +46- 40-32 13 59
-    Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-    http://www.biora.com




                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        BIORA AB


        Dated: January 22, 2002         By: /s/  Kerstin Palsson
                                            ---------------------------------
                                            Kerstin Palsson
                                            Chief Financial Officer